Exhibit 99.1

ASM International N.V. to Exit RTP

BILTHOVEN, the Netherlands, April 28, 2008 – ASM International N.V. (Nasdaq: ASMI and Euronext Amsterdam: ASM) announced today that it will exit the rapid thermal processing (RTP) market in 2008. Conditions for exiting this business will be determined in the coming quarters. The Company said that any decision will ensure continued service and support to its existing customer base. For continued support and service of our customers ASMI prefers a transfer of the product to a 3rd party taking over all commitments. Additionally, the Company said that the exit plan will ensure that its 2009 front-end P&L and operating results will definitely not be impacted anymore by the RTP Product Line.

The intended exit from RTP is part of ASMI’s program to further streamline its wafer processing product portfolio and to focus on front-end operations’ sustained profitability. Chuck del Prado, President and Chief Executive Officer of ASM International, stated, “Although we have always believed in the exceptional breakthrough technology of our Levitor® RTP systems, as have several leading-edge customers, we have decided to really focus on ASMI’s core strengths in the front end growth areas of ALD technology (both thermal and plasma enhanced, in batch and single wafer), PE-CVD, single wafer Epitaxy, and thermal/LPCVD batch processing”.

About RTP

ASMI’s Levitor RTP is a rapid thermal processing system employing a floating wafer concept that provides uniform, emissivity-independent heating for 200mm and 300mm wafers. The unparalleled temperature uniformity can result in improved yield on sensitive, nano-scale devices. ASMI’s RTP operations are located in Almere, the Netherlands.

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contact:	Erik Kamerbeek –	+31 30 229 8500
	Mary Jo Dieckhaus –	+1 212 986 2900